Exhibit 21
Subsidiaries of Registrant

Name of Company	Jurisdiction of Incorporation

Synergetics, Inc.	Missouri

Synergetics IP, Inc.	Delaware

Synergetics Delaware, Inc.	Delaware

Synergetics Development Company, L.L.C. (Wholly-Owned Subsidiary of Synergetics, Inc.)	Missouri

Synergetics Germany GmbH	Germany

Synergetics Italia, Srl	Italy

Synergetics Surgical Australia PTY, Ltd.	Australia

Synergetics France, SARL	France